SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(b)

MAJESCO ENTERTAINMENT COMPANY
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

560690208
(CUSIP Number)

December 19, 2014
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)
[ x] Rule 13d-1(c)
[   ] Rule 13d-1(d)

(Page 1 of 10 Pages)

CUSIP No. 560690208

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Barry Honig
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)  (b) 
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES	5	SOLE VOTING POWER 335,678 (1)
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 320,000 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 335,678 (1)
PERSON WITH	8	SHARED DISPOSITIVE POWER 320,000 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 655,678 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.29% (based on 7,058,573 shares of common stock outstanding as of December 24, 2014)
12	TYPE OF REPORTING PERSON* IN

(1)
Excludes 6,617,647 shares of common stock underlying Series A Preferred Stock and 6,617,647 shares of common stock underlying warrants held by Marlin Capital Investments, LLC  as to which the holder may not convert or exercise, as applicable, in excess of 4.99% together with all shares owned. Barry Honig is the manager of Marlin Capital Investments, LLC and is deemed to hold voting and dispositive power over securities held by Marlin Capital Investments, LLC.

CUSIP No. 560690208

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GRQ Consultants, Inc. 401k Plan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)  (b) 
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 320,000 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 320,000 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 320,000 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.53% (based on 7,058,573 shares of common stock outstanding as of December 24, 2014)
12	TYPE OF REPORTING PERSON* OO

(2)
Excludes 6,617,647 shares of common stock underlying Series A Preferred Stock and 6,617,647 shares of common stock underlying warrants held by Marlin Capital Investments, LLC  as to which the holder may not convert or exercise, as applicable, in excess of 4.99% together with all shares owned. Barry Honig is the manager of Marlin Capital Investments, LLC and is deemed to hold voting and dispositive power over securities held by Marlin Capital Investments, LLC.

Item 1(a).  Name of Issuer:

Majesco Entertainment Company, a Delaware corporation (“Issuer”)

Item 1(b).  Address of Issuer's Principal Executive Offices:

160 Raritan Center Parkway, Edison, NJ 08837

Item 2(a).  Name of Person Filing.

The statement is filed on behalf of Barry Honig, and GRQ Consultants, Inc. 401k Plan (the “GRQ 401k Plan”).

Item 2(b).  Address of Principal Business Office or, if None, Residence.

555 South Federal Highway #450, Boca Raton, FL 33432

Item 2(c).  Citizenship.

United States/Florida

Item 2(d).  Title of Class of Securities.

Common Stock, par value $0.001.

Item 2(e).  CUSIP Number.

560690208

Item 3.	Type of Person

Not applicable.

Item 4.  Ownership.

(a) Amount beneficially owned:  655,678 (1)

(b) Percent of class: 9.29% (based on 7,058,573 shares of common stock outstanding as of December 24, 2014)

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 335,678 (1).

(ii) Shared power to vote or to direct the vote:  320,000 (1).

(iii) Sole power to dispose or to direct the disposition of: 335,678 (1).

(iv) Shared power to dispose or to direct the disposition of:  320,000 (1).

(1)
Excludes 6,617,647 shares of common stock underlying Series A Preferred Stock and 6,617,647 shares of common stock underlying warrants held by Marlin Capital Investments, LLC  as to which the holder may not convert or exercise, as applicable, in excess of 4.99% together with all shares owned. Barry Honig is the manager of Marlin Capital Investments, LLC and is deemed to hold voting and dispositive power over securities held by Marlin Capital Investments, LLC.

Item 5.  Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10.  Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 29, 2014	By:	/s/ Barry Honig
Barry Honig

GRQ Consultants, Inc. 401k Plan
Date: December 29, 2014	By:	/s/ Barry Honig
Barry Honig, Trustee